Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	10:51 01-Feb-05
Number	0422I

RNS Number:0422I
Wolseley PLC
01 February 2005

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company:
Wolseley plc

2)   Name of shareholder having a major interest:
Barclays PLC

3)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: In respect of the above holder.

4)   Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:

8,337,154	Barclays Global Investors Ltd
578,560	Barclays Global Investors Japan Trust
6,185,452	Barclays Global Investors, N.A.
151,076	Barclays Global Investors Australia Ltd
1,000	Barclays Private Bank and Trust Ltd
211,659	Gerrard Limited
1,247,666	Barclays Global Fund Advisors
316,783	Barclays Global Investors Japan Ltd
978,612	Barclays Life Assurance Co Ltd
6,846	Barclays Bank Trust Company Ltd

5)   Number of shares/amount of stock acquired:
not disclosed

6)   Percentage of issued class:
not disclosed

7)   Number of shares/amount of stock disposed:
Nil

8)   Percentage of issued class:
N/a

9)   Class of security:
Ordinary shares of 25p each

10)   Date of transaction:
27 January 2005

11)   Date company informed:
1 February 2005

12)   Total holding following this notification:
18,014,808

13)   Total percentage holding of issued class following this notification:
3.06%

14)   Any additional information:

15)   Name of contact and telephone number for queries:
Mark J. White – 0118 929 8700

16)   Name and signature of authorised company official responsible for making this notification:
Mark J White, Group Company Secretary & Counsel

Date of notification:
1 February 2005

END

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